Exhibit 99.1

Indonesia Energy Announces K-29 Well Drilling Has Reached Total Depth and Testing Operations Are In Preparation

YouTube Live Broadcast Set for Thursday, September 3, 2026

JAKARTA, INDONESIA AND DANVILLE, CA, Monday, August 31, 2026 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that it will host a YouTube Live presentation featuring its President, Frank Ingriselli, on Thursday, September 3, 2026, at 12:15 p.m. Eastern time/9:15 a.m. Pacific Time.

The live presentation will be accessible at the following YouTube Live link: https://youtube.com/live/o8CkQxnlKZw?feature=share.

During the live presentation, Mr. Ingriselli will provide an update on IEC’s latest operations, including the drilling of the new K-29 will at Kruh Block, and will take questions live from viewers.

IEC also announced that the K-29 well, which was spudded on July 25, 2026, has reached a total depth of 3,378 feet. IEC has submitted proposed perforation intervals to Pertamina, Indonesia’s state-owned oil and gas company, in preparation for commencing testing operations.

Following completion and testing operations at K-29, IEC plans to commence drilling operations at the WK-5 wellsite as part of its ongoing Kruh Block drilling program. Preparatory operations at the WK-5 wellsite are progressing as planned.

Both K-29 and WK-5 are located within IEC’s approximately 63,000-acre Kruh Block on the island of Sumatra, Indonesia.

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release, the live presentation described herein, and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling activities at IEC’s Kruh Block as well as the price of oil, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of IEC’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli
President, Indonesia Energy Corporation Limited
Frank.Ingriselli@Indo-Energy.com